UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25

SEC FILE NUMBER
000-54851

                    NOTIFICATION OF LATE FILING

CUSIP NUMBER
24464F204

(Check One):   ⌧ Form 10-K    □ Form 20-F    □ Form 11-K  □ Form 10-Q    □ Form 10-D□ Form N-SAR □ Form NC SR

For Period Ended: April 30, 2020

□Transition Report on Form 10-K

□Transition Report on Form 20-F

□Transition Report on Form 11-K

□Transition Report on Form 10-Q

□Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Defense Technologies International Corp.
Full Name of Registrant

Former Name if Applicable

2683 Via De La Valle, Suite G418
Address of Principal Executive Office (Street and Number)

Del Mar, CA 92014
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant   to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without  unreasonable effort or expense;

⌧ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-

            CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has  not  completed  its  annual  financial  statements  for  fiscal  year  ended  April  30,  2020  and, accordingly, the registrant’s certifying auditors have not had the opportunity to finalize their audit of the April 30, 2020 financial statements. The registrant will not be able to obtain its audited financial statements and complete and timely file its Form 10-K annual report by the prescribed due date. The registrant anticipates completion of its financial statements and audit by its certifying auditors in order to complete and file within  the prescribed extension period its Form 10-K report for the period ended April 30, 2020.

PART IV -- OTHER INFORMATION

       (1)   Name and telephone number of person to contact in regard to this notification

Leonard E. Neilson	801	733-0800
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).         ☒Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐ Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Defense Technologies International Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 30, 2020	By:	/s/ Merrill W. Moses
President